Contact

www.linkedin.com/in/timjuang
(LinkedIn)

Top Skills

Microsoft Office
Product Development
Customer Service

Tim Juang

Trading
Ontario, California, United States

Summary

Provide full service ranging from global sourcing, trend forecasting, product development, quality inspections, and warehousing & logistics.

Experience

slabmags
Co-Founder
March 2021 - Present (4 years 7 months)
Ontario, California, United States

At Slabmags, we're dedicated to providing premium protection and versatility for your valuable trading card collections. Our cutting-edge protective cases are designed to safeguard a wide range of trading cards, including slabs, non-graded cards, and even wax packs.

Why choose Slabmags?
Total Versatility: Protect your slabs, non-graded cards, and wax packs with our Slabmags.
Uncompromising Quality: Crafted to the highest standards for card collectors.
UV Protection: Keep autographs and cards safe from harmful UV rays.
Sleek and Functional Design: Showcase your collection with style.

Whether you collect graded slabs, vintage classics, or modern favorites, Slabmags has you covered.

Zest Garden Limited
President
January 2006 - Present (19 years 9 months)

Specialize in Seasonal (Halloween, Harvest, Christmas, Mini Seasons), Spring, Outdoor Living, Lawn & Garden.

Jeco, Inc.
General Manager
2009 - Present (16 years)

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Education

University of California, Riverside
 · (2002 - 2006)